Exhibit 14

CODE OF ETHICS

     The Board of Directors of Entrx Corporation (“Entrx”) has adopted this Code of Ethics effective March 18, 2004, to govern the conduct of the officers, directors and employees of Entrx and its subsidiary, Metalclad Insulation Corporation (“Metalclad”). Metalclad and Entrx are referred to in this Code of Ethics together as the “Company.” The Audit Committee of Entrx is granted the authority to administer and interpret this Code of Ethics, including where appropriate, to grant waivers of any conflict of interest.

Section 1

     The following is applicable to all officers, directors and employees (each of which is referred to as “you”) of the Company:

1.1	You will act with honesty and integrity in connection with your duties with the Company, when dealing or communicating with (i) each other officer, director or employee of the Company; (ii) the vendors, customers and prospective customers of the Company; (iii) governmental officials; and (iv) all other persons with whom the Company has a business relationship.

1.2	You shall comply with all local, municipal, state and federal laws and regulations that may be applicable to the business of the Company.

1.3	Except with the explicit written consent of the Audit Committee, you shall refrain from engaging in any activity which is or would appear to be inconsistent with the best interests of the Company, including but not limited to the following:

• Owning a substantial interest in any business which competes with the Company or in any outside concern that does business with the Company;

• Providing services as a director, manager, consultant, employee or independent contractor to an entity or person that does business or competes with the Company;

• Engaging in any outside employment which is in conflict with an essential business-related interest of the Company, or which requires significant time, attention or energy;

• Accepting gifts (other than gifts of nominal value), favors, compensation, loans, excessive entertainment or other similar activities from any entity or person that does business, seeks to do business, or competes with the Company;

• Representing the Company in any transaction with a person or entity in which you or your immediate family have a direct or indirect personal interest or may derive a benefit;

• Taking advantage of any business opportunity which is in the same or a similar business in which the Company is or plans to be engaged, or which would otherwise rightfully belong to the Company;

• Using or revealing (without proper authorization) any confidential financial or other confidential information concerning the Company’s plans, decisions or activities, including information which is not available to the general public and which could be considered of some importance in a decision whether to buy or sell the Company’s securities.

Section 2

     The following is applicable to the chief executive officers and the chief financial officers of Entrx and Metalclad, and the principal accounting officers and controllers of both Entrx and Metalclad, and all other persons engaged in similar functions on behalf of the Company as may be designated from time to time by the Board of Directors of Entrx (each of which is referred to as “you”):

2.1	You shall be responsible to insure the full, fair, accurate, clear and timely disclosure of information required in all reports or documents filed with the United States Securities and Exchange Commission.

2.2	You shall be responsible to insure that the Company’s financial books and records are properly maintained, and accurately and fully record all financial transactions, assets and liabilities of the Company.

2.3	You shall be responsible to insure that all information to be distributed to the public is fair, accurate and clear.

2.4	You shall promptly notify the Chairman of the Audit Committee of Entrx of any information you may have which is evidence of any material deficiency in the design or operation of the Company’s internal financial controls, or any accounting or auditing practice, process, or treatment engaged in by any of the Company’s officers, directors, employees or auditors, which you believe could materially affect the Company’s ability to accurately record, process, summarize or report on financial information.

Section 3

     The following is applicable to all officers, directors and employees (each of whom is referred to as “you”) of the Company:

     You shall promptly bring to the attention of the Chairman of the Audit Committee of Entrx any information which you may have that would evidence a violation of this Code of Ethics, regardless of your assessment of the materiality of such violation. If the Chairman of the Audit Committee is the subject of any alleged violation of this Code, then such information shall be brought to the attention of any other member of the Audit Committee. Your submission of information may be anonymous, or you may request confidentiality. If you request confidentiality, the Audit Committee will take such request with serious consideration, but may not honor that request if it believes it is in the best interests of the Company.

Section 4

     The following relates to the Audit Committee’s process and authority in handling reported violations of this Code of Ethics:

4.1	Any officer or employee of the Company who is found by the Audit Committee to have violated any provision of this Code of Ethics is subject to termination of employment, suspension without pay, demotion or re-assignment of employment, or censure.

4.2	Any director of the Company who is found by the Audit Committee to have violated any provision of this Code of Ethics shall be subject to public censure, exclusion as a candidate for re-election as a member of the Board of Directors, or in the case of Metalclad, termination as a member of the Board of Directors.

4.3	Any person subject to this Code of Ethics who is found by the Audit Committee to have violated any law or regulation for which there is a civil or criminal penalty may be reported to the proper governmental authority for prosecution or other disciplinary action.

4.4	No adverse action will be taken against any officer, director or employee who reports to the Audit Committee any violation of this Code of Ethics by any person subject thereto, solely by reason of such reporting.

4.5	Any member of the Audit Committee who is the subject of any reported violation of this Code of Ethics shall recuse himself or herself from all discussions and deliberations relating to such matter.

4.6	The Audit Committee shall promptly investigate and take such action as it deems appropriate with respect to each reported violation of this Code of Ethics, with the objectives of: deterring any violations of this Code of Ethics; promoting honesty and accountability to the Company among the officers, directors and employees of the Company; protecting the assets and business of the Company from any losses or damages; insuring the generation and public dissemination of clear and accurate information regarding the Company’s operations; preventing any violation of law or regulation applicable to the Company or its operations; and establishing an image of good governance.